August 24, 2004

VIA EDGAR AND VIA FACSIMILE

U.S. Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
Attention: Sonia Barros
Mail Stop 0309

Re:	WellCare Health Plans, Inc.
Form 10-Q for Quarter ended June 30, 2004 filed August 13, 2004
File No. 001-32209

     On behalf of WellCare Health Plans, Inc. (the “Company”), we submit the following responses to the comments contained in the letter of comment of the Commission staff (the “Staff”) dated August 19, 2004. The headings and numbered comments below correspond to the headings and numbers noted in such letter.

Part II, Item I. Legal Proceedings

1.	We refer to your disclosure regarding the action entitled E.S. Thomas vs. Well Care HMO, Inc. We note that the disclosure in your Form 10-Q states that the plaintiff “seeks monetary damages, including lost profits over the alleged contract term.” We further note that the disclosure in your IPO prospectus states the plaintiff seeks “an unspecified amount of damages, including lost profits.” We are in receipt of an order dated April 29, 2004 from the Office of Insurance Regulation of the State of Florida in which the company acknowledges that the plaintiff in this lawsuit is seeking damages in excess of $180 million. It appears that in future filings you should state the amount of damages sought by the plaintiff in this litigation. If you disagree, please advise us accordingly.

     Response: The Company supplementally advises the Staff that, as a provider of managed healthcare services, the Company is routinely subject to litigation in the ordinary course of business, much of which it believes is frivolous. In several cases, the plaintiffs in such lawsuits allege that they are entitled to be awarded damages in amounts significantly in excess of amounts that the Company believes to be reasonably supported based on the underlying facts and circumstances. For this reason, the Company believes that in several cases the amount of damages alleged by a plaintiff is not a meaningful indication of the actual potential liability facing the Company, and that the disclosure of such alleged damages amounts could be misleading to investors. Furthermore, the Company believes that in such cases it would be

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August 24, 2004

inappropriate to lend credence to the plaintiff’s allegation of damages by publicly disclosing such amount and by implication suggesting that there may be a legitimate basis for the amount claimed.

     With respect to the E.S. Thomas litigation, we first note that the Company’s disclosure in the final prospectus from its initial public offering (as filed with the Commission on July 1, 2004) regarding the damages sought by the plaintiff is exactly the same as that in the Form 10-Q, namely that the plaintiff “seeks monetary damages, including lost profits over the alleged contract term.” The language cited in the Commission’s comment above, stating that the plaintiff seeks “an unspecified amount of damages...,” appeared only in the preliminary prospectus filed with the Company’s original Form S-1 and the first amendment thereto.

     The Company believes that the plaintiff in the E.S. Thomas litigation is not entitled to recover any damages. The Company has relied on the advice of its outside counsel and other advisors in forming the opinion that the case is without merit and the possibility of loss is remote. The Company believes that the $180 million damage figure cited in the Order issued by the Office of Insurance Regulation and noted in the Commission’s comment is not an accurate indicator of potential damages that may be incurred by the Company. Based on recent settlement discussions between the parties, the Company believes that it will be successful in settling this matter without any material adverse effect on the Company’s financial position, results of operations or cash flows.

     For the above reasons, the Company does not believe that it is appropriate to state in its filings with the Commission the amount of damages that the plaintiff in the E.S. Thomas litigation is seeking. The Company respectfully submits that the disclosure contained in its Form 10-Q (as well as in the final prospectus from its initial public offering) as to the damages sought by the plaintiff is compliant with the requirements of Item 103 of Regulation S-K, which does not require disclosure as to the amount of damages sought.

2. Please provide us with your analysis as to why the E.S. Thomas litigation will not have a material adverse effect on your financial position, results of operation or cash flows. In future filings, to the extent you state a material legal proceeding will not have a material adverse effect on your business, please disclose your basis.

     Response: The Company supplementally advises the staff that the Company believes that the E.S. Thomas litigation will not result in a material adverse effect on the Company’s financial position, results of operation or cash flows because, for the reasons discussed above, the Company believes that the probability of a material loss arising from the lawsuit is remote. While the plaintiff’s calculation of its alleged damages is high, the Company believes that the actual amount of damages that could reasonably be expected to be recovered by the plaintiff is substantially lower. Furthermore, in determining the Company’s likely exposure, any potential damages must be adjusted to take into account the probability that the Company will be found to have any liability. As discussed above, the Company believes that it has strong defenses to the plaintiff’s liability claims. In making its materiality assessment, the Company believes that any

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August 24, 2004

potential damages award must be appropriately judged in light of the probability of exposure.

     In addition, the Company believes that any liability it may incur as a result of the E.S. Thomas litigation will not result in a material adverse effect on the Company’s financial position, results of operation or cash flows because it has accruals, rights to indemnification and/or insurance coverage that will likely be sufficient to mitigate any loss (as is indicated in the Form 10-Q and the final prospectus). In particular, the Company is entitled to be indemnified by the prior owners of the Company’s Florida operations for up to $10 million in damages arising from pre-closing claims (including the E.S. Thomas litigation) generally, and up to an additional $25 million in damages arising from the E.S. Thomas litigation, after meeting a $2 million aggregate “deductible” applicable to all such liabilities. The prior owners’ specific indemnification obligations with respect to the E.S. Thomas suit are secured by a $25 million escrow account established for the Company’s benefit, and the Company also has the right to reduce the amount otherwise payable to the prior owners under the Amended and Restated Senior Subordinated Promissory Note issued to them by any additional indemnifiable damages to which it is entitled (up to the general $10 million cap). These indemnification and escrow arrangements are set forth in the Amendment and Settlement Agreement, dated February 12, 2004, and the Prepayment and Amendment Agreement, dated May 11, 2004, each between the Company and the prior owners, copies of which were filed as Exhibits 10.7 and 10.30 to the Company’s Registration Statement on Form S-1 (File No. 333-112829).

     As a result of these indemnification arrangements, among other things, if the Company is ultimately determined to have liability in the E.S. Thomas lawsuit in the amount of $37 million or less, its actual loss would be limited to approximately $2 million. If the Company is determined to have liability in an amount greater than $37 million, its actual loss would be limited to that amount less $35 million. Accordingly, based on the Company’s evaluation of the reasonably likely range of outcomes in the case, it believes that the lawsuit will not have a material adverse effect on its financial position, results of operations or cash flows.

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     Please do not hesitate to call me at (202) 533-2338 or Jason Simon at (703) 749-1386 should you have any questions concerning this filing or any of the above responses.

Very truly yours,

/s/ Stephen A. Riddick

Stephen A. Riddick

cc: Todd S. Farha